Certified Public Accountants | Business Consultants

February 9, 2015

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549
We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on February 8, 2015, to be filed by our former client, IEC Electronics Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,
/s/ EFP Rotenberg LLP
EFP Rotenberg LLP